上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED

2004 OCT 18 A 10: 58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/SEC/04

11th October 2004

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04045494

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 4th October 2004 in respect of the change of company secretary of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED

OCT 19 2004

THOMSON FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Fax: 2585 0800)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 10/19

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel: (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post

Publication Date : 5th October 2004

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0363)

ANNOUNCEMENT

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that Mr. Leung Lin Cheong has resigned as Company Secretary of the Company and will be appointed as Chief Legal and Compliance Officer of the Company, both with effect from 5th October, 2004. On the same day, Ms. Wong Mei Ling, Marina will be appointed as Company Secretary of the Company.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 4th October, 2004

As at the date of this announcement, the board of directors of the Company is comprised of 12 directors, of which 9 are Executive Directors, namely Messrs. Cai Lai Xing, Qu Ding, Lu Ming Fang, Lu Da Yong, Ding Zhong De, Lu Shen, Qian Shi Zheng, Yao Fang and Tang Jun and 3 are Independent Non-executive Directors, namely Messrs. Lo Ka Shui, Woo Chia-Wei and Leung Pak To, Francis.